UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C.
 . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                   .
        In the Matter of                           .
                                                   .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No. 70-5015                              .
     ________________                               CERTIFICATE
                                                    PURSUANT TO
     In the Matter of                               RULE 24
                                                   .
SYSTEM FUELS, INC.                                 .
SYSTEM ENERGY RESOURCES, INC.                      .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No.  70-5889                             .
     ________________                              .
                                                   .
                                                   .
     (Public Utility Holding Company Act of 1935)  .
 . . . . . . . . . . . . . . . . . . . . . . . . . .
Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s)
referenced   above,  this  is  to  certify  that  the   following
transactions were carried out and borrowings made, during the first quarter ended March 31, 2001, pursuant to System Fuels, Inc.'s (SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, dated December 17, 1971 in File No. 70-5015 and April 28, 1978 in File No. 70-5889.

  Expenditures for SFI's fuel program for 2001 during the 1st quarter are indicated below:

                                         Net Expenditures
                                          (In Thousands)
                                    1st Quarter   Year-To-Date
2001 Fuel Supply Program:
1. Gas and Oil Development
    and Production                    $     0        $     0
2. Nuclear Fuel Procurement            (6,537)        (6,537)
3. Fuel Oil Program                    17,932         17,932
                                      -------        -------
TOTAL EXPENDITURES                     11,395         11,395
                                      -------        -------
Less funds derived through
 amortization & depreciation
 Charges
Amortization of Gas & Oil
 Development & Production Costs            23             23
Depreciation & Other
 Amortization                              (7)            (7)
                                      -------        -------
TOTAL depreciation & amortization          16             16
                                      -------        -------

Net Expenditures                       11,411         11,411

(Increase) decrease in:
  Outside financing
  System Money Pool borrowings         52,802         52,802
                                      -------        -------

TOTAL (increase)decrease
 in borrowings                         52,802         52,802
                                      -------        -------
Increase (decrease) in working
 Capital                             $(64,213)      $(64,213)
                                     ========       ========
1. Gas and Oil Development and
    Production
                                         Net Expenditures
                                          (In Thousands)
                                    1st quarter   Year-To-Date
Gas and Oil Development
 and Production                      $     0         $    0
                                     =======         ======

      Effective July 1, 1996, SFI sold its interest in the properties associated with its Gas and Oil Development and Production Program (the program).

      During this quarter, SFI had no expenditures relative to the continuing shutdown of this operation. As of March 31, 2001, accumulated net proceeds of approximately $578,000 are retained at SFI for the continuing shutdown activities.




      Calculation of the net expenditures (proceeds) from the continuing shutdown activities of the Program, is:

                                         Net Expenditures
                                          (In Thousands)
                                   1st Quarter   Year-To-Date
Sales to non-System parties:
  Natural gas                        $  0          $  0
  Condensate                            0             0
  Crude oil                             0             0
                                     ----          ----
TOTAL                                   0             0
Miscellaneous income (including
 sale of assets)                        0             0
                                     ----          ----
TOTAL                                   0             0

General and administrative
 expense                              249           249
Operating expense                       0             0
Interest expense                        0             0
Amortization adjustment              (226)         (226)
                                     ----          ----

Net proceeds                         $ 23          $ 23
                                     ====          ====

2. Nuclear Fuel Procurement

                                         Net Expenditures
                                          (In Thousands)
                                   1st Quarter   Year-To-Date
Nuclear Fuel Procurement             $(6,537)      $(6,537)
                                     =======       =======

                                         Net Expenditures
                                          (In Thousands)
                                   1st Quarter   Year-To-Date
Activities during the period:
  Expenditures for nuclear
   materials and processing
   services                         $21,352        $21,352
  General and administrative
   expense                              151            151
  Interest expense                      465            465
                                    -------        -------
TOTAL                                21,968         21,968
                                    -------        -------
Sales of nuclear materials and
  processing services to
  System companies                   28,505         28,505
                                    -------        -------

Net effect on inventory             $(6,537)       $(6,537)
                                    =======        =======

3.  Fuel Oil Program

                                       Net Expenditures
                                        (In Thousands)
                                 1st Quarter    Year-To-Date
Fuel Oil Inventory                 $17,932        $17,932
                                   =======        =======
a)  Fuel Oil Inventory:
                                   Barrels       Book Value
Inventory as of:                        (In Thousands)

  March 31, 2001                     2,136          58,529
  December 31, 2000                  1,220          40,597
  September 30, 2000                 1,872          46,027
  June 30, 2000                      2,170          42,422
  March 31, 2000                     1,390          21,924



                                  During 1st
                                   Quarter

                                   Barrels          Value
Sales price per barrel
  to System companies
  Excluding period cost:
    #2 Fuel Oil                      374,916        32.31
    #6 Fuel Oil                    3,884,549        33.78




4.     Other Items:

   a) As  of  March  31,2001, SFI's outstanding debt  and  Parent
      Companies investment consisted of:

Parent Companies:                       In Thousands
  Common Stock                            $    20
  Notes payable                            34,000
                                          -------
    TOTAL                                  34,020
System Money Pool                          33,607
Banks                                           0
                                          -------
TOTAL                                      67,627
                                          =======

   b) As  of January 1, 1987, SFI's employees were transferred  to
      Entergy   Services,   Inc.  (Entergy   Services).   Entergy
      Services  bills SFI for labor associated with the operation
      of   continuing  activities  for  SFI  and  other  services
      provided to SFI (financial, legal, administrative, and other activities). For the 1st quarter of 2001, SFI was billed by Entergy Services for the following amounts:



                                                             Total
                           January  February     March      1st Qtr
Cost of service charged
to Service Requests
established to track
cost of functions
previously performed by
SFI personnel:

  Direct Cost:
   Labor and related
    Cost                  $  3,036  $ 2,730    $  3,420    $  9,186
   Other direct cost         1,874    2,739       2,421       7,034
  Indirect Cost              1,391    1,331       1,243       3,965
                          -----------------------------------------
        TOTAL                6,301    6,800       7,084      20,185
                          -----------------------------------------

Cost of services charged
to Service Requests not
Related to transfer of
SFI personnel:              37,649   63,311      91,623     192,583
                          -----------------------------------------

Total cost of services
performed by Entergy
Services                  $ 43,950  $70,111    $ 98,707    $212,768
                          =========================================
Amounts billed to
Operating Companies for
The Fuel Oil Program*     $ 43,324  $63,185    $ 45,537    $152,046

Charged to Nuclear Fuel
Procurement                    626    6,926      53,170      60,722
                          -----------------------------------------

TOTAL                     $ 43,950  $70,111    $ 98,707    $212,768
                          =========================================

  * Charged to the Fuel Oil Program as a component of period costs. Effective January 1, 1998, Fuel Oil Program period costs are recorded by plant, to the extent possible, and direct billed to the operating company that owns the facility where incurred. Costs which cannot be directly associated with a facility or an operating company, continue to be allocated as before. For the 1st quarter of 2001, such Fuel Oil Program period costs were allocated 9.48% to ENTERGY ARKANSAS, INC., 51.39% to ENTERGY LOUISIANA, INC., 29.17% to ENTERGY MISSISSIPPI, INC., and 9.96% to ENTERGY NEW ORLEANS, INC.

   c) As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.

SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production shut down, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.



IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 30th of April 2001.




                                ENTERGY ARKANSAS, INC.
                                ENTERGY LOUISIANA, INC.
                                ENTERGY MISSISSIPPI, INC.
                                ENTERGY NEW ORLEANS, INC.
                                SYSTEM ENERGY RESOURCES, INC.



                                BY:   /s/ Nathan E. Langston
                                      Nathan E. Langston
                                      Vice President and
                                      Chief Accounting Officer


                                SYSTEM FUELS, INC.



                                BY:  /s/ Steven C. McNeal
                                      Steven C. McNeal
                                       Vice President
                                       and Treasurer